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Jennifer Gowetski	Hong Kong	Shanghai
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Washington, D.C. 20549
File No. 049569-0057

Re:                 Vistana Signature Experiences, Inc.
Amendment No. 1 to Form 10-12G
Filed January 26, 2016
File No. 000-55548

Dear Ms. Gowetski:

On behalf of Vistana Signature Experiences, Inc. (the “Company”) we submit this letter in response to the comments contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated February 9, 2016 related to the above-referenced Amendment No. 1 to its Registration Statement on Form 10 (the “Original Registration Statement”), filed on January 25, 2016. Certain information contained herein has been provided to the Company by Interval Leisure Group, Inc. (“ILG”) in connection with its Registration Statement on Form S-4, which was filed as Exhibit 99.1 to the Original Registration Statement (“Exhibit 99.1”), and the Staff’s comments thereto.

In connection with the Staff’s ongoing review, on February 12, 2016, the Company withdrew the Original Registration Statement to prevent it from becoming automatically effective on February 16, 2016. ILG has revised its Registration Statement on Form S-4 in response to the Comment Letter and is concurrently filing via EDGAR an amended registration statement on Form S-4 (“Amendment No. 2”) that reflects these revisions and generally updates the information contained therein. The Company also intends to file a new registration statement on Form 10 once the Company’s year-end financial statements are available, and will file Amendment No. 2 as an exhibit thereto.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2.

Exhibit 99.1

The Transactions, page 15

1.                                      We note your response to comment 11 of our letter dated January 14, 2016 and your revised disclosure on pages 16 and 17 that the Vistana Vacation Ownership Business will include various legal entities. Please revise your disclosure to more specifically describe the assets, liabilities and obligations associated with these legal entities. In addition, please revise to clarify whether the only assets that are currently part of Starwood’s vacation ownership business that Vistana will not own are those assets listed on page 17.

Response:  In response to the Staff’s comment, the disclosure on pages 18 and 127 of Amendment No. 2 has been amended.

Anticipated Costs of the Transactions, page 72

2.                                      We note your response to comment 13 and the revised disclosure on page 72. Please revise to clarify the aggregate anticipated costs in connection with the spin-off, the distribution and the merger are $45,000,000 or advise. In addition, please more specifically quantify the various anticipated costs, including advisory fees.

Response:  In response to the Staff’s comment, the disclosure on pages 73-74 of Amendment No. 2 has been amended.

Debt Financing, page 132

3.                                      We note your revised disclosure on page 132 that the Separation Agreement provides that the parties may elect an alternative structure that would consist of ILG directly purchasing from Starwood specified foreign assets. Please revise to more specifically describe how the alternative structure would fund the Distribution Payment, including identifying the specified foreign assets, or advise.

Response:  In response to the Staff’s comment, the disclosure on pages 125-132 of Amendment No. 2 and throughout the document has been amended.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 212

4.                                      Your response to comment 22 indicates that Vistana derived its fair value of the vacation ownership mortgages receivable based on the price that would be received in the securitization market if sold as of the valuation date, net of related costs. Please explain in detail the adjustments you make to the securitization market valuation in order to reflect differences between the underlying receivables of the securities and your receivables (e.g., yield, credit or liquidity).

Response:  The Company respectfully acknowledges the Staff’s comments and submits that the Company estimates the fair value of its vacation ownership notes receivables, net (the “collateral”) using a discounted cash flow model which it believes is comparable to the model that an independent third-party would use in the current securitization market. The fair value model is based on the assumption of a securitization of the collateral at market based terms including an upfront advance payment, net of related transaction costs combined with the ongoing residual cash flows based on the spread between the cash collected on the underlying collateral versus the repayment of the securitized debt. The Company receives current securitization terms related to advance rate and debt rate from a third party lender as of the valuation date. The model uses inputs comprising  of default rates consistent with rates calculated in our static pool model, prepayment rates based on historical averages, actual coupon rates and loan terms for the collateral as key drivers of risk and relative value that, when applied in combination with pricing parameters, determines the fair value of the underlying vacation notes receivables, net.  These cash flows are then discounted to their present value using a risk adjusted discount rate.

5.                                      Please address the following related to your pro forma valuation of the Vistana vacation ownership mortgage receivable as described in your response to comment 22:

Response: In response to the Staff’s comment, we have included a response under each of the bulleted statements below. Additionally, ILG has informed the Company that the pro forma fair value of Vistana’s vacation ownership mortgages receivable on page 212 of Amendment No. 2 has been updated primarily to reflect further clarification of the information provided, as well as to address the appropriate application of a fair value factor determined by ILG’s valuation specialists. The valuation methodology and approach remain consistent with what was described in our prior response.

•                  The second paragraph of your response describes the income approach generally and indicates that the present value of the estimated cash flows is added to the present value equivalent of the residual value of the asset, if any, at the end of the discrete projection period to arrive at an estimate of fair value. Tell us if your $2 million pro forma adjustment was determined based on this process and if so, explain how you determine the present value equivalent of the residual value of the asset.

Response: In response the Staff’s comment, ILG has informed the Company that the pro forma fair value adjustment was determined based on the present value of the estimated cash flows associated with the loan portfolios, including recoveries on defaults over their expected economic remaining lives.  This assumes that the portfolios are held to their respective payoffs or weighted average lives considering prepayments.  Therefore, no residual value or transaction value of the portfolios was estimated or assumed as part of the valuation.

•                  You state that the estimated expected cash flows were calculated on a pooled whole-loan monthly basis from the valuation date through the expected maturity date. Tell us the total number of pools of whole-loans and describe the criteria you used to determine the pools.

Response: ILG has informed the Company that the number of pools of whole loans comprising the total mortgage receivable balance analyzed was ten.  The criteria applied to determine the pools were as follows: (1) whether certain loans were assigned as collateral to securitized debt, which applied to four pools; (2) eligible (unsecuritized) loans split by the “Brand” of the loans, such as Westin, Sheraton and Fractional, as the Brands have historically reflected different levels of default and prepayments, and origination term, which applied to four pools; (3) performing but ineligible loans, which applied to one pool; and (4) the recovery value of a pool of collateralized loans in default.

•                  You also state that the expected cash flows included an adjustment in cash flows due to prepayments and net credit losses based on historical Vistana data. Tell us whether you made adjustments to the historical data to reflect current market information or assumptions that a market participant would use.

Response: ILG has informed the Company that the historical prepayment and credit loss information was analyzed to estimate the behavior of borrowers during various points in the life of the loan (i.e., seasoned months).  The information was analyzed from January 2002 through May 2015 on seasoned months and for FICO bands that matched each of the pool’s weighted average FICO rate, and normalized for observations that a market participant would adjust for given events such as economic conditions (i.e., financial crisis versus those observed as of the valuation date).  These prepayment and default curves were applied to current pools based on age vintages to arrive at market participant cash flows.

6.                                      We note your response to comment 23 and await the filing of updated pro formas which incorporate a more recent stock price of ILG.

Response:  In response to the Staff’s comment, the disclosure on pages 33-36 and 211-219 of Amendment No. 2 has been amended to include updated pro forma financial statements which reflect the stock price of ILG as of market close on February 18, 2016. ILG has informed the Company that ILG intends to update its pro forma financial statements in the filing of its next amended Registration Statement on Form S-4 to reflect a more recent stock price of ILG that is closer to the closing date of the transaction.

*    *    *    *

In connection with the response in this letter, the Company will acknowledge under separate cover that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by telephone at (202) 637-2258 if you have any questions regarding this correspondence.

Sincerely,

/s/ Jason M. Licht
Jason M. Licht
of Latham & Watkins LLP

cc:           Stephen G. Williams, Vistana Signature Experiences, Inc.

Barbara E. Overton, Vistana Signature Experiences, Inc.

Kristen Prohl, Starwood Hotels & Resorts Worldwide, Inc.

Jason Cohen, Starwood Hotels & Resorts Worldwide, Inc.